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January 5, 2006	Writer's Direct Contact
213/892-5290
ASussman@mofo.com

Via Edgar and Overnight Mail

Mr. James B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Integrated Healthcare Holdings, Inc. - Staff Comment letter dated November 2, 2005
Form 10-KSB for the year ended December 31, 2004
Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005
Form 8-K/A dated March 3, 2005 filed June 8, 2005
File No. 0-23511

Dear Mr. Rosenberg:

On behalf of Integrated Healthcare Holdings, Inc. (the “Company”), we are writing to respond to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in the letter dated November 2, 2005 (following the Staff’s initial letter dated September 21, 2005) regarding the Company’s Form 10-KSB for the year ended December 31, 2004, Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005 and Form 8-K/A dated March 3, 2005 filed June 8, 2005, in the Staff’s letter dated September 21, 2005.

Concurrently with the filing of this letter, we are providing you with courtesy copies of proposed amendments to the Company’s Form 10-KSB for the year ended December 31, 2004, Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005, and Form 8-K/A dated March 3, 2005 filed June 8, 2005. These proposed amendments have not yet been filed, but show in redline the proposed changes that are discussed in this letter. In addition, we are providing a proposed amendment to the Company’s Form 10-Q for the quarter ended September 30, 2005, showing proposed changes which are consistent with changes being made to the other quarterly filings.

The numbered responses set forth below contain each of the Staff’s comments, and our responses follow below each numbered comment.

Mr. James B. Rosenberg
January 5, 2006
Page Two

General

1.  Comment: Please file your proposed disclosure changes from your October 20, 2005 response as correspondence on EDGAR. Please note that you may file the complete revised documents that you provided as supplemental material or you may provide only those disclosures that you proposed to change. If you file only the disclosure changes, please clearly identify the sections and page numbers from your original filings.

Response: In response to the Staff’s comment, the Company is concurrently filing the proposed disclosure changes as correspondence on EDGAR, and will also file the materials previously submitted to the Staff in response to the September 21, 2005 comment letter as correspondence on EDGAR.

2.  Comment: Please file the amendments under cover of the form amended, marked with the letter “A” to designate the document as an amendment. Please note that amendments must be sequentially numbered. Please refer to Rule 12b-15 of the Exchange Act.

Response: The Company will comply with this requirement.

3.  Comment: Please file updated certifications with your amendments to the Form 10-KSB for December 31, 2004 and your amendments to the 2005 Forms 10-Q.

Response: The Company will file updated certifications when it files the amendments to these reports.

Form 10-KSB for the year ended December 31, 2004
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

4.  Comment: Please have Pritchett, Siler & Hardy PC revise their audit report provided in response to our previous comment one to reference the standards of the PCAOB. Please see the PCAOB’s Auditing Standard No. 1, References in Auditors’ Report to the Standards of the Public Company Accounting Oversight Board.

Response: In response to the Staff’s comment, the Company will arrange for Pritchett, Siler & Hardy PC to revise its audit report when the Company files the amendment to its Form 10-KSB for the year ended December 31, 2004.

Form 8-K/A filed June 8, 2005
Exhibit 99.12: Unaudited Pro Forma Condensed Consolidated Financial Statements

Mr. James B. Rosenberg
January 5, 2006
Page Three

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

5.  Comment: We acknowledge your response to our previous comment two. Please revise your cash and cash equivalents pro forma adjustment number one to clearly disclose each of the cash inflows and outflows that net to the reported amount. In addition, please revise your proposed disclosure to reference the appropriate footnotes for the $10,000,000 and $1,264,013 current portion of debt and capital lease adjustments on your pro forma balance sheet.

Response: In response to the Staff’s comment, the Company will revise pro forma adjustment footnote 15 in its Form 8-K/A to clearly disclose each of the cash inflows and outflows that net to the reported cash adjustment on the unaudited pro forma condensed consolidated balance sheet. In addition, please refer to pro forma adjustment footnotes 2 and 4, which discuss the current portion of debt and capital lease adjustments on the unaudited pro forma condensed consolidated balance sheet. These footnotes are now included in the pro forma balance sheet.

6.  Comment: We acknowledge your response to our previous comment four. As you consolidate the operations of PCHI, it appears that the sale lease-back transaction eliminates in consolidation and that the reported life of the assets should be that recorded on the books of PCHI. Although we acknowledge that the buildings may have been constructed many years ago, please explain to us why the existence of the 25 year renewal option does not support a longer life from the perspective of PCHI. It would appear that if PCHI believes that the assets had only 25 years of remaining useful economic life that any renewal option would be for significantly shorter periods. In addition, we note in your response that the Company also amortizes amounts allocated to land over the 25 year lease term because it has no residual interest in the property, please clarify whether PCHI depreciates land.

Response: The Company continues to believe that it is appropriate to use 25 years as the useful life of the hospital buildings, for a variety of reasons. All four of the hospital buildings were built more than 30 years ago. Also all of the buildings will likely need to comply with the California’s earthquake retrofit law, which becomes effective for these facilities in 2013. The Company believes that the cost of the earthquake retrofit would be substantial, and possibly greater than the existing carrying cost of each of the buildings. For these reasons, the Company believes that the 25-year useful life is appropriate. The Company will amend its 2005 Forms 10-Q to eliminate the depreciation of PCHI’s land.

7.  Comment: We acknowledge your response to our previous comment five. We do not believe that pro forma adjustment number nine related to the removal of historical restructuring charges of the Tenet Hospitals is directly attributable to your acquisition transaction. Please remove pro forma adjustment number nine to reinstate this historical amount. However, you may disclose in the notes to the pro forma financial statements that you do not expect the historical restructuring costs to have a continuing impact on your future operating results.

Response: In response to the Staff’s comment, the Company will amend its Form 8-K/A to restate Tenet’s historical restructuring charges. Please refer to the draft revised unaudited pro forma condensed consolidated statement of operations in the Form 8-K/A which the Company proposes to file.

Mr. James B. Rosenberg
January 5, 2006
Page Four

8.  Comment: We acknowledge your response to our previous comment six. Please revise your pro forma balance sheet to reinstate the nonrecurring warrant charge as required by Rule 11-02(a)(6) of Regulation S-X.

Response: In response to the Staff’s comment, the Company will amend its Form 8-K/A to reinstate the nonrecurring warrant charge in the revised unaudited pro forma condensed consolidated balance sheet, as required by Rule 11-02(b)(6) of Regulation S-X. In addition, please refer to newly-added pro forma adjustment footnote 14, which consists of a description of the nonrecurring warrant charge.

9.  Comment: Please refer to pro forma adjustment number seven. Please confirm whether the $2,200,000 of depreciation expense at PCHI is included in your pro forma adjustment number eight. If not, please revise your presentation to properly reflect consolidated pro forma depreciation expense.

Response: In response to the Staff’s comment, the Company will amend its Form 8-K/A to properly reflect PCHI’s revised pro forma depreciation expense of $1,713,688 in pro forma adjustment footnotes 7 and 8. Please refer to the draft revised unaudited pro forma condensed consolidated statement of operations in the Form 8-K/A which the Company proposes to file.

Form 10-Q for the six months ended June 30, 2005
Financial Statements, page 1
Condensed Consolidated Statements of Cash Flows, page 5

10.  Comment: We acknowledge your response to our previous comment seven. It appears that your description of the $5 million cash inflow as proceeds from the sale of property is inappropriate as that property is reflected in your consolidated financial statements. It appears that the proceeds of the property sale are offset in consolidation by the corresponding asset purchase on the books of PCHI. It also appears that the cash flow statement classification of the $5 million in equity raised by PCHI is dependent upon the timing of the capital raising in relation to the Tenet Hospital acquisition date, the date when you were required under FIN 46R to consolidate PCHI.

Mr. James B. Rosenberg
January 5, 2006
Page Five

It appears that any capital raised on or after the Tenet Hospital acquisition date should be reflected as a financing activity as a minority interest equity transaction and that any capital raised before this date should be reflected as an investing activity similar to cash received in a business combination. Please revise your accounting and disclosure accordingly or tell us the authoritative literature you relied upon to support your current presentation.

Response: In response to the Staff’s comment, the Company will amend its 2005 Forms 10-Q to classify the $5 million proceeds from the sale of the real property as “Proceeds from minority interest in variable interest entity.” Since the proceeds were received on the date of acquisition of our four hospitals, the Company classified this as a financing activity in its condensed consolidated statement of cash flows.

Note 1: Summary of Significant Accounting Policies, page 6
Company Operations, page 7

11.  Comment: Please revise your 2005 Forms 10-Q to indicate that you have separate operating segments that you aggregate under paragraph 17 of SFAS 131. Please specifically disclose how your segments meet the aggregation criteria consistent with your response to our previous comment 8.

Response: In response to the Staff’s comment, the Company will amend its 2005 Forms 10-Q to include an Operating Segment disclosure in footnote 1.

Note 2: Acquisition, page 13

12.  Comment: Please revise your proposed disclosure added in response to our previous comment 12 to include your nonrecurring common stock warrant charge. In addition, revise this disclosure to specifically indicate the amount and the nature of the nonrecurring charge as required by paragraph 55 of SFAS 141.

Response: In response to the Staff’s comment, the Company will amend its 2005 Forms 10-Q to include in footnote 2 its nonrecurring common stock warrant charge, and related disclosures to the 2004 unaudited interim pro forma information.

Note 4: Common Stock, page 14

13.  Comment: You indicate in your response to our previous comment 13 that the 57,250,000 shares of common stock OC-PIN returned to escrow represents a pro rata share of stock. The escrow results in OC-PIN having effectively received 45,350,000 shares of common stock for $10 million. Please reconcile for us how this net issuance represents a pro rata share of your total deal when it appears that you received one-third of the anticipated proceeds of $30,000,000 and one-third of the total stock to be issued of 108 million shares is only 36 million shares. In addition, we note from page 10 of your definitive proxy statement filed on October 6, 2005 that the escrow expiration date was extended until September 16, 2005. Please tell us whether the additional funding was received and the shares released from escrow or whether the shares were returned to you.

Mr. James B. Rosenberg
January 5, 2006
Page Six

Response: The Company agreed, as part of a settlement of its dispute with OCPIN (reflected in the First Amendment to Stock Purchase Agreement dated June 1, 2005), to reduce by $5,000,000 the total amount payable by OCPIN to $25,000,000. The additional $14,809,020 payable by OCPIN (representing $14,900,000 net of $90,080 in disputed costs) represented 59.6% of the $25,000,000 payable by OCPIN. The 57,250,000 shares placed into escrow by OCPIN, plus the 5,400,000 shares that were held back from the 108,000,000 shares originally issuable to OCPIN, represents 58.0% of the 108,000,000 shares.

On October 31, 2005, as part of a settlement of a disagreement that arose over the First Amendment, the Company and OCPIN entered into a Second Amendment to Stock Purchase Agreement, pursuant to which (i) OCPIN funded $4,300,000 of the $15,000,000 obligation and received 16,623,316 shares from escrow, and (ii) received the right to acquire 6,700,000 shares at $0.2586728 per share within 30 calendar days following the lifting of the Company’s default with its lender. As part of the Second Amendment, a total of 16,623,316 shares were returned to OCPIN from escrow and 40,626,684 shares were returned to the Company from escrow. The Second Amendment was discussed in a Form 8-K filed by the Company on November 4, 2005.

14.  Comment: We acknowledge your response to our previous comment 14. Please revise your disclosure to:

•	clearly indicate why OC-PIN did not provide the remaining $20 million in financing under the original agreement and why you had to renegotiate the terms;
•	clearly indicate that the escrowing of shares was not completed until July, and
•	indicate the impact of the escrow agreement on both future loss per share and historical loss per share as if the escrow agreement were signed at the date of the original financing.

Response: In response to the first bullet point, the Company will revise its disclosure in its 2005 Forms 10-Q to indicate that OCPIN was unable to raise the additional financing under the original agreement, but had disputed the Company’s interpretation of its obligations under the Stock Purchase Agreement dated January 28, 2005.

Mr. James B. Rosenberg
January 5, 2006
Page Seven

In response to the second bullet point, please note that the Escrow Agreement was effective June 1, 2005, but the 57,250,000 shares were not placed into escrow until July 2005. As the deposit of shares was not consummated until July 2005, we did not reflect such shares as contingently issuable in our loss per share calculation for the three and six months ended June 30, 2005.

In response to the third bullet point, please note that additional disclosure has been added regarding the impact of the shares placed in escrow as contingently issuable shares in footnote 10 to the financial statements in the Company’s 2005 Forms 10-Q.

Note 5: Common Stock Warrants, page 15

15.  Comment: We acknowledge your response to our previous comment 15, but it appears your reliance on the paragraph 11b exception in SFAS 133 is not appropriate. It appears that the Rescission, Restructuring and Assignment Agreement does not relate to your receipt of either goods or services; rather it appears to relate to the restructuring of your initial funding arrangement for your hospital acquisition. Please tell us your consideration of accounting for these warrants as a derivative financial instrument under SFAS 133.

Response: In response to the Staff’s comments, the Company will amend its 2005 Forms 10-Q to account for issuance of warrants under the Rescission, Restructuring and Assignment Agreement in accordance with EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” The warrants were issued to two individuals as a settlement cost in connection with the restructuring of the Company’s initial funding arrangement for its Hospital Acquisition. The warrants are exercisable two years subsequent to the date of issue of January 27, 2005, and no additional performance needs to be performed.

16.  Comment: We acknowledge your reference to paragraph 55 of FIN 44 in response to our previous comment 16. It appears that this guidance is inappropriate as it relates to a modification of an award, when your warrant contain the 24.9% cap as an initial term. In addition, variable accounting under APB 25 and FIN 44 assumes that the performance obligation has not been satisfied and vesting is not complete. As you acknowledge that your warrant holders have no continuing performance obligation associated with the exercise of the warrants, please revise your 2005 Forms 10-Q and your pro forma financial statements in your June 8, 2005 Form 8-K/A to record the fair value of the expected warrants to be issued as a charge to earnings on the date of issuance. Otherwise, tell us the authoritative literature that would support your deferral.

Mr. James B. Rosenberg
January 5, 2006
Page Eight

Response: In accordance with paragraphs 39 and 40 of EITF 00-19, the Company has recorded the fair value of the estimated maximum number of shares to be issued under the warrant contracts as an operating expense as of the date of issuance of January 27, 2005. The Company will amend its 2005 Forms 10-Q to record the Common Stock Warrant Expense of $17,215,000 ($16,434,173 previously recorded) as a period cost effective January 27, 2005. The Company will record the offsetting credit as permanent equity in accordance with paragraph 40 of EITF 00-19. While the warrant holders have no continuing performance obligations associated with the exercise of the warrants, the holders may only exercise warrants for up to 24.9% of the fully diluted stock. As such, the Company has used a probability analysis as of January 27, 2005 to estimate the maximum number of shares that would be issued when the warrants become exercisable, which would total 43,254,715 if the warrants were exercised on such date.

17.  Comment: We acknowledge your response to our previous comment 17. Please elaborate on your effective 35% discount from market by selecting a $0.50 fair value as the input for your Black-Scholes computation. Please explain when the comparable sales of restricted stock were made in relation to the warrant issuance. Please note that we believe that a quoted market price is the best measure of a stock’s fair value and that those prices should not be adjusted to reflect restrictions or other factors because of the difficulty in measuring the factors objectively. In addition, please explain to us how you were able to estimate the expected warrant life at between two and two and one-half years.

Response: The stock price used in the analysis, $0.50, was based on a series of arm’s length transaction of restricted stock of IHHI in the year preceding the valuation date. In 2004, the Company sold 200,000 shares at $0.25 per share, and 1.2 million shares at $0.50 per share. In addition, on January 28, 2005, the Company entered into a Stock Purchase Agreement with OCPIN to sell 108 million shares at approximately $0.278 per share. Each of the arm’s length transactions occurred at $0.50 for stock that was restricted for a period of two years.  Similarly, once the warrants are exercised the underlying stock will be restricted for two years.  We used the $0.50 in the analysis after consideration of the nature of this restriction but also after evaluation of the relatively infrequent volume of the public trading activity.  In the year preceding the valuation date, 2.583 million shares were traded at an average price of $0.56.  Given these transactions, the Company believes that the fair market value of the restricted stock is more appropriately valued at $0.50 per share rather than the closing price of $0.77 per share on January 27, 2005.

Based on the estimated maximum number of shares issuable upon exercise of the warrants, the Company has used an expected warrant life of 2 years in calculating the fair value of the warrants. Please refer to the revised disclosures in footnote 5 to financial statements in the Company’s 2005 Forms 10-Q.

Mr. James B. Rosenberg
January 5, 2006
Page Nine

Management’s Discussion and Analysis, page 23
Critical Accounting Policies and Estimates, page 24

18.  Comment: We acknowledge your intent to enhance disclosures in your summary of significant accounting policies in your financials statements in response to our previous comment 20. Please ensure that you provide this enhanced disclosure in your critical accounting estimates disclosure. In addition, for your allowance for doubtful accounts estimate please revise your 2005 Forms 10-Q to specifically disclose the uncertainties in applying your critical accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.

Response: In response to the Staff’s comments, the Company will amend its 2005 Forms 10-Q to enhance its disclosure of its critical accounting estimates.

* * * * *

In connection with the Company’s responses to the Staff contained herein, we hereby represent, on behalf of the Company, that:

•  the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced in this letter;

•  staff comments or changes to disclosure in the Company’s responses to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings referenced in this letter; and

•  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the captioned filing, please direct them to the undersigned at (213) 892-5290. Our facsimile number is (213) 892-5454.

Very truly yours,

/s/ Allen Z. Sussman

Allen Z. Sussman

Enclosures

Mr. James B. Rosenberg
January 5, 2006
Page Ten

cc:	Mr. Mark Brunhofer — Securities and Exchange Commission
Mr. Donald Abbott — Securities and Exchange Commission
Mr. Bruce Mogel — Integrated Healthcare Holdings, Inc.